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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

The Management Network Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

561693102
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   ☒   Rule 13d-1(b)
   ☐   Rule 13d-1(c)
   ☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

      Potomac Capital Management LLC
      13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) ☐
       (b) ☒

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
      New York

Number of	5.	Sole Voting Power
Shares		407,843 shares of common stock (1)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		407,843 shares of common stock (1)

	8.	Shared Dispositive Power
		0

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       407,843 shares of common stock (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
       5.76%(2)

12.  Type of Reporting Person (See Instructions)
       HC; OO (Limited Liability Company)

(1)  Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.
(2)  Based on 7,073,330 shares of common stock of The Management Network Group, Inc. outstanding as of November 12, 2010.

CUSIP No. 561693102

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

      Potomac Capital Management II, LLC
      26-2667762

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) ☐
       (b) ☒

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
      New York

Number of	5.	Sole Voting Power
Shares		37,601 shares of common stock (3)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		37,601 shares of common stock (3)

	8.	Shared Dispositive Power
		0

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       37,601 shares of common stock (3)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
        0.5%(2)

12.  Type of Reporting Person (See Instructions)
       HC; CO

(3)  Potomac Capital Management II LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners II, LP.  Potomac Capital Management II LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management II, LLC.
(2)  Based on 7,073,330 shares of common stock of The Management Network Group, Inc. outstanding as of November 12, 2010.

CUSIP No. 561693102

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

      Paul J. Solit

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) ☐
       (b) ☒

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
      U.S.

Number of	5.	Sole Voting Power
Shares		37,049 shares of common stock
Beneficially
Owned by	6.	Shared Voting Power
Each		34,640 shares of common stock
Reporting
Person With	7.	Sole Dispositive Power
		37,049 shares of common stock

	8.	Shared Dispositive Power
		34,640 shares of common stock

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       71,689 shares of common stock

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
       1.00%(2)

12.  Type of Reporting Person (See Instructions)
       IN; HC

(2)  Based on 7,073,330 shares of common stock of The Management Network Group, Inc. outstanding as of November 12, 2010.

Item 1.

           (a)  Name of Issuer
                  The Management Network Group, Inc. ("TMNG")

           (b)  Address of Issuer's Principal Executive Offices
                  7300 College Blvd., Suite 302
                  Overland Park, KS 66210

Item 2.

     (a)  Name of Person Filing:
            Potomac Capital Management LLC

     (b)  Address of Principal Business Office or, if none, Residence:
            825 Third Avenue
            33rd Floor
            New York, New York 10022

     (c)  Citizenship:
            Limited Liability Company formed under the laws of the State of
            New York.

     (a)  Name of Person Filing:
            Potomac Capital Management II LLC

     (b)  Address of Principal Business Office or, if none, Residence:
            825 Third Avenue
            33rd Floor
            New York, New York 10022

     (c)  Citizenship:
            Limited Liability Company formed under the laws of the State of
            New York.

     (a)  Name of Person Filing:
            Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence:
            c/o Potomac Capital Management LLC
            825 Third Avenue
            33rd Floor
            New York, New York 10022

     (c)  Citizenship:
            U.S. Citizen

     (d)   Title of Class of Securities
             Common Stock

     (e)   CUSIP Number
             561693102

Item 3.    Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC
           (a)  Amount beneficially owned:
                    407,843
           (b)  Percent of class:
                    5.76%
           (c)  Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote
                           407,843
                   (ii) Shared power to vote or to direct the vote
                           0
                  (iii) Sole power to dispose or to direct the disposition of
                           407,843

Potomac Capital Management II, LLC
           (a)  Amount beneficially owned:
                   37,601
           (b)  Percent of class:
                   0.5%
           (c)  Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote
                           37,601
                   (ii) Shared power to vote or to direct the vote
                           0
                  (iii) Sole power to dispose or to direct the disposition of
                           37,601

Paul J. Solit

           (a)  Amount beneficially owned:
                   71,689
           (b)  Percent of class:
                   1.00%
           (c)  Number of shares as to which the person has:
                   (i)  Sole power to vote or to direct the vote
                           37,049
                  (ii)  Shared power to vote or to direct the vote
                           34,640
                 (iii)  Sole power to dispose or to direct the disposition of
                           37,049

Item 5.    Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on By the Parent Holding Company or
                Control Person

                See Exhibit A attached hereto.

Item 8.    Identification and Classification of Members of the Group

                Not Applicable.

Item 9.    Notice of Dissolution of Group

                Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of February, 2011

                                          POTOMAC CAPITAL MANAGEMENT LLC

                                          By:   /s/ Paul J. Solit
                                                   Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT II, LLC

                                          By:   /s/ Paul J. Solit
                                                   Paul J. Solit, Managing Member

                                          PAUL J. SOLIT

                                          By:   /s/ Paul J. Solit
                                                   Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.
Exhibit B	Joint Filing Agreement dated February 22, 2011 among Potomac Capital Management LLC, Potomac Capital Management II, LLC, and Paul J. Solit.